

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. Graham Rogers
Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, KS 66211

> **Re:** **Empire Energy Corporation International**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 9, 2008**
> **File No. 1-10077**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Report, page 35

1.   We note that your auditors have placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, covering the period from March 15, 1995 (inception) through June 30, 2002. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission.

        If this is not feasible, your present auditors should remove the reference to the other auditors in their opinion. Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as "un-audited."

        On a related point, we note that your principal accountants did not audit the financial statements of your subsidiary, Pacific Rim Foods Ltd. Please include the audit report for this entity in an amendment to your filing, in accordance with Rule 2-05 of Regulation S-X.

Statements of Operations, page 36

2.   We note that you have reported a gain on the sale of equipment in the amount of $27,289 for the 2007 fiscal year end and in the cumulative information column. Ordinarily, gains and losses on sales of fixed assets that do not represent a component of the enterprise (discontinued operation) need to be reported within income from continuing operations before income taxes (i.e. your measure of loss from operations) to comply with paragraph 45 of SFAS 144. Please revise your financial statements accordingly.

Note 1- Organization and Significant Accounting Policies, page 45

Reverse Acquisition, page 45

3.   We note you acquired all the common stock in Great South Land Minerals Limited (GSLM) in exchange for 62,426,782 shares of your common stock on April 7, 2005. However, your statement of stockholders' equity shows that 71,173,794 shares were outstanding as of December 31, 2004, and no common shares in the line item for the revere acquisition of GSLM. Accounting for a reverse recapitalization typically requires that the past share activity of the entity gaining control (the accounting acquirer) be recast using the exchange ratio to reflect the equivalent number of shares received in the acquisition, just prior to

the acquisition, while also adjusting common stock and additional paid-in capital for any difference in par value of the stock. We also expect to see the number of shares of the legal acquirer that were outstanding immediately prior to the reverse merger reported on the "reverse acquisition of GSLM" line item. Please revise your statements of shareholders' equity accordingly. Please contact us by telephone if you require further clarification.

Note 8- Convertible Debentures and Notes Payable, page 56

4.   We note in December 2006 you closed a financing transaction with Wind City, Inc. pursuant to a Note and Warrant Purchase Agreement. Under the agreement, you issued to Wind City warrants to acquire 60,000,000 shares of your Class A common stock at $0.15 per share, and Wind City loaned $4,000,000 to you, while also conveying to you a put option under which you could require Wind City to buy 4,500,000 shares of Zeehan Zinc common stock, which you held as an investment, in January 2007 at $1.00 per share.

We understand that you valued the put option at $2,655,000, based on the proceeds of $4,500,000 to be received in January 2007 upon exercising the put option, less the value of the shares of Zeehan stock that would be sold under the put option of $1,845,000; and that you recorded this value as an asset at December 31, 2006, with a balancing entry to capital in the amount of $2,655,000. You indicate that you reclassified this amount to you Statements of Operations in 2007 as gain on the sale of Zeehan stock, which appears to have offset an overall loss on other sales of Zeehan stock that occurred during 2007.

Although you indicate that you valued the warrants at an amount equal to the value ascribed to the put option, it does not appear that you have accounted for the warrants apart from the put option. Further, your rationale for having negotiated a price for the Zeehan stock in excess of its fair value, to be compensated for the value of the warrants, seems inconsistent with reclassifying the $2,655,000 item from equity in 2007 (value you had ascribed to the warrants).

Please address the following points as they relate to this transaction:

(a)   We understand that the book value of the Zeehan Zinc stock subject to your put option was $1,845,000 at December 31, 2006. Tell us the fair market value of this stock upon entering into the arrangement and as of December 31, 2006; indicate how you determined these values; and explain how you determined that selling 4,500,000 shares of Zeehan Zinc at $1.00 per share would fairly compensate you for the value of the warrants to acquire 60 million of your Class A common shares.

(b)   Tell us why you did not allocate proceeds from the debt securities between
the debt and warrants based on their relative fair values at the time of
issuance, pursuant to guidance in paragraph 16 of APB 14. If you believe
that having these securities issued by separate entities within the
consolidated group is appropriate justification, explain how your decision
takes into account the arrangement under which Wind City could tender
the note receivable as consideration for exercising the warrants.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan
Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd., page 61

5.   We note your disclosure that in March 2006 you issued 9 million shares of
common stock to Pacific Rim Foods, Ltd. to acquire a 51% interest in that entity,
of which 7.5 million shares continued to be held as of December 31, 2006. Please
also disclose the number of such shares held by this subsidiary as of December
31, 2007; and the manner by which you have shown the shares no longer held as
having been issued in your Statements on pages 41 and 42.

6.   We also note that you entered into an agreement on August 2, 2006 with a
shareholder of Pacific Rim Foods Ltd. to allow you to acquire and maintain
voting control over this entity. Please expand your disclosure to discuss the terms
of this agreement, including a description of the mechanism by which control is
established and held, and the consideration given to acquire voting control.
Please also disclose the extent of your economic interest in Pacific Rim Foods
Ltd., in relation to your voting interest; and describe the circumstances under
which the control arrangement may be terminated by either party.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 15

7.   We note your disclosure stating that management has concluded that your internal
control over financial reporting was effective as of March 31, 2008. Apart from
this disclosure, Item 307 of Regulation S-K requires that your principal officers
conclude on the effectiveness of disclosure controls and procedures as of the end
of the period covered by the report. Please expand your disclosure accordingly.

8.   On a related point, we note that although you identified several material
weaknesses in your internal control over financial reporting in your Form 10-KSB
for the fiscal year ended December 31, 2007, which you did not expect to have
remedied until the second quarter of 2008, you disclose that there were no

changes in your internal control over financial reporting during the first quarter while also concluding that internal controls over financial reporting were effective.

If you were able to remedy the material weaknesses identified in the annual report, it is unclear why you would not identify changes in your internal control over financial reporting during the quarter ended March 31, 2008 that would materially affect your internal control over financial reporting (i.e. changes allowing you to conclude that these were then effective, after having been ineffective). Please modify your disclosure as necessary to clarify.

Exhibits 31.1 and 31.2

9.   Your Section 302 certifications do not comply with the current format. Please amend the wording of your certifications to comply with Item 601(b)(31)(i) of Regulation S-K and include them in an amendment to your filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief